UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

RxSight, Inc.

(Exact name of the registrant as specified in its charter)

Delaware	001-40690	94-3268801
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

100 Columbia Aliso Viejo, California		92656
(Address of principal executive offices)		(Zip Code)

Mark Wilterding

Chief Financial Officer

RxSight, Inc.

100 Columbia

Aliso Viejo, CA 92656

(949) 521-7830

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2025.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD, a Conflict Minerals Report of RxSight, Inc., for the period from January 1, 2025 to December 31, 2025, is provided as Exhibit 1.01 hereto. It is publicly available at http://investors.rxsight.com. The contents of that website are for informational purposes only and are not incorporated by reference into, and are not otherwise a part of, this Form SD.

Item 1.02 Exhibit

The Conflict Minerals Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 3 – Exhibits

Item 3.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit number	Description
1.01	RxSight, Inc. Conflict Minerals Report as required by Items 1.01 of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

RxSight, Inc.

Date:	May 29, 2026	By:	/s/ Mark Wilterding
Name: Mark Wilterding Title: Chief Financial Officer